FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2011 First Quarter
(April 1, 2010 through June 30, 2010)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2011 First Quarter Consolidated Financial Results

 (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
English translation from the original Japanese-language document

 August 4, 2010
Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges in Japan
Code number	:	7203
URL	:	http://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Naoki Kojima, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 5, 2010
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)
1.  Consolidated Results for FY2011 First Quarter (April 1, 2010 through June 30, 2010)
(1)	Consolidated financial results (For the three months ended June 30)	(% of change from previous first quarter)
	Net revenues		Operating income		Quarterly income before income taxes and equity in earnings of affiliated companies		Quarterly net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2011 first quarter	4,871,825	27.0	211,663	—	263,004	—	190,466	—
FY2010 first quarter	3,836,077	-38.3	-194,863	—	-138,508	—	-77,822	—

	Quarterly net income attributable to Toyota Motor Corporation per share – Basic	Quarterly net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2011 first quarter	60.74	60.74
FY2010 first quarter	-24.82	-24.82

(2) Consolidated financial position
	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2011 first quarter	29,781,535	10,744,309	10,186,009	34.2	3,248.10
FY2010	30,349,287	10,930,443	10,359,723	34.1	3,303.49

2.  Cash dividends
Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2010	—	20.00	—	25.00	45.00
FY2011	—
FY2011 (forecast)		—	—	—	—
(Note) Revisions to the forecast of cash dividends in the current quarter: none

3.  Forecast of consolidated results for FY2011 (April 1, 2010 through March 31, 2011)
(% of change from FY2010 First Half or FY2010)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2011 First Half (for the six months ending September 30, 2010)	9,800,000	17.0	270,000	—	330,000	—	250,000	—	79.72
FY2011	19,500,000	2.9	330,000	123.7	380,000	30.4	340,000	62.3	108.42
(Note) Revisions to the forecast of consolidated results in the current quarter: yes

4.  Others  (For more details, please see page 5 “Other Information”.)
(1)	Changes in significant subsidiaries during the current quarter: none
Note:	This item indicates whether there were changes in specified subsidiaries that caused a change in the scope of consolidation during the current quarter.

(2)	Simplified accounting procedures and specific accounting procedures: yes
Note:	This item indicates whether Toyota Motor Corporation has adopted simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements.

(3)	Changes in accounting principles, procedures, and disclosures
(i) Changes by a newly issued accounting pronouncement: yes
(ii) Changes other than (3)-(i) above: none

(4)	Number of shares issued and outstanding (common stock)
(i) Number of shares issued and outstanding at the end of each period (including treasury stock): FY2011 first quarter 3,447,997,492 shares,
FY2010 3,447,997,492 shares
(ii) Number of treasury stock at the end of each period: FY2011 first quarter 312,006,902 shares,
FY2010 312,002,149 shares
(iii) Average number of shares issued and outstanding in each period: FY2011 first quarter 3,135,991,841 shares,
FY2010 first quarter 3,135,918,133 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America.  Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

TABLE OF CONTENTS

1．Qualitative Information Concerning Consolidated Financial Results for FY2011 First Quarter	2
(1) Financial Results	2
(2) Segment Operating Results	2
(3) Geographic Information	3
2．Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2011	4
3．Other Information	5
(1) Changes in significant subsidiaries during the current period	5
(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements	5
(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements	5
4. Consolidated Production and Sales	6
(1) Production	6
(2) Sales (by destination)	6
5. Quarterly Consolidated Financial Statements	7
(1) Quarterly Consolidated Balance Sheets	7
(2) Quarterly Consolidated Statements of Income	9
(3) Quarterly Consolidated Statements of Cash Flows	10
(4) Going Concern Assumption	10
(5) Segment Information	11
(6) Significant Changes in Shareholders’ Equity	13

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1．Qualitative Information Concerning Consolidated Financial Results for FY2011 First Quarter

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 419 thousand units, or 29.9%, to 1,820 thousand units in FY2011 first quarter (For the three months ended June 30, 2010) compared with FY2010 first quarter (For the three months ended June 30, 2009).  Vehicle unit sales in Japan increased by 93 thousand units, or 22.8%, to 500 thousand units in FY2011 first quarter compared with FY2010 first quarter, primarily as a result of the efforts of dealers nationwide.  Meanwhile, overseas vehicle unit sales also increased by 326 thousand units, or 32.8%, to 1,320 thousand units in FY2011 first quarter compared with FY2010 first quarter, because of the sales expansion in North America, Asia and other regions.
As for the results of operations, net revenues increased by 1,035.8 billion yen, or 27.0%, to 4,871.8 billion yen in FY2011 first quarter compared with FY2010 first quarter, and operating income increased by 406.5 billion yen to 211.6 billion yen in FY2011 first quarter compared with FY2010 first quarter.  Among the factors contributing to an increase in operating income were the effects of marketing efforts of 400.0 billion yen and cost reduction efforts of 50.0 billion yen. On the other hand, factors contributing to a decrease in operating income primarily included changes in exchange rates of 30.0 billion yen, an increase in expense of 10.0 billion yen, and other factors of 3.5 billion yen.  Quarterly income before income taxes and equity in earnings of affiliated companies increased by 401.5 billion yen to 263.0 billion yen in FY2011 first quarter compared with FY2010 first quarter.  Quarterly net income attributable to Toyota Motor Corporation increased by 268.2 billion yen to 190.4 billion yen in FY2011 first quarter compared with FY2010 first quarter.

(2) Segment Operating Results

(i) Automotive:
Net revenues for the automotive operations increased by 1,054.8 billion yen, or 30.9%, to 4,467.8 billion yen in FY2011 first quarter compared with FY2010 first quarter, and operating income increased by 335.8 billion yen to 96.7 billion yen in FY2011 first quarter compared with FY2010 first quarter.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(ii) Financial services:
Net revenues for the financial services operations decreased by 12.5 billion yen, or 3.9%, to 307.6 billion yen in FY2011 first quarter compared with FY2010 first quarter. However, operating income increased by 65.5 billion yen, or 132.0%, to 115.1 billion yen in FY2011 first quarter compared with FY2010 first quarter.  The increase in operating income was mainly due to decreases in the provision for credit losses, net charge-offs and allowance for residual value losses and increases in financing volume in sales finance subsidiaries.

(iii) All other:
Net revenues for all other businesses increased by 8.8 billion yen, or 4.3%, to 212.9 billion yen in FY2011 first quarter compared with FY2010 first quarter, and operating income increased by 8.6 billion yen to 4.0 billion yen in FY2011 first quarter compared with FY2010 first quarter.

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Geographic Information

(i) Japan:
Net revenues in Japan increased by 624.8 billion yen, or 28.6%, to 2,806.6 billion yen in FY2011 first quarter compared with FY2010 first quarter, and operating loss decreased by 184.5 billion yen to 27.5 billion yen in FY2011 first quarter compared with FY2010 first quarter.  The decrease in operating loss was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(ii) North America:
Net revenues in North America increased by 308.4 billion yen, or 26.2%, to 1,483.6 billion yen in FY2011 first quarter compared with FY2010 first quarter, and operating income increased by 113.4 billion yen to 109.7 billion yen in FY2011 first quarter compared with FY2010 first quarter.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and decreases in the provision for credit losses, net charge-offs and allowance for residual value losses in sales finance subsidiaries.

(iii) Europe:
Net revenues in Europe decreased by 55.3 billion yen, or 10.7%, to 459.8 billion yen in FY2011 first quarter compared with FY2010 first quarter. However, operating loss decreased by 13.6 billion yen to 6.8 billion yen in FY2011 first quarter compared with FY2010 first quarter.

(iv) Asia:
Net revenues in Asia increased by 340.8 billion yen, or 69.0%, to 834.9 billion yen in FY2011 first quarter compared with FY2010 first quarter, and operating income increased by 63.3 billion yen, or 235.4%, to 90.2 billion yen in FY2011 first quarter compared with FY2010 first quarter.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania and Africa):
Net revenues in other regions increased by 110.4 billion yen, or 32.2%, to 453.7 billion yen in FY2011 first quarter compared with FY2010 first quarter, and operating income increased by 23.6 billion yen, or 136.3%, to 41.0 billion yen in FY2011 first quarter compared with FY2010 first quarter.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2．Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2011

Reflecting the upward revision of our sales plan based on our recent business performance, the current forecast of consolidated financial results for FY2011 (April 1, 2010 through March 31, 2011) is set forth below.  This forecast assumes average exchange rates through the fiscal year of 90 yen per US$1 and 112 yen per 1 Euro.

Forecast of consolidated results for FY2011

Net revenues	19,500.0 billion yen	(an increase of 2.9% compared with FY2010)
Operating income	330.0 billion yen	(an increase of 123.7% compared with FY2010)
Income before income taxes and equity in earnings of affiliated companies	380.0 billion yen	(an increase of 30.4% compared with FY2010)
Net income attributable to Toyota Motor Corporation	340.0 billion yen	(an increase of 62.3% compared with FY2010)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3．Other Information

(1) Changes in significant subsidiaries during the current period
(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates.  These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. Toyota adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Consolidated Production and Sales

(1) Production
(Units)
Business segment		FY2010 first quarter (April 1, 2009 through June 30, 2009)	FY2011 first quarter (April 1, 2010 through June 30, 2010)	Increase (Decrease)
	Japan	761,954	970,640	208,686
	North America	201,415	342,515	141,100
Automotive	Europe	92,691	83,467	(9,224)
	Asia	191,745	299,177	107,432
	Other	71,700	97,663	25,963
	Total	1,319,505	1,793,462	473,957
Other	Housing	788	950	162
Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2“Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)
(Units)
Business segment		FY2010 first quarter (April 1, 2009 through June 30, 2009)	FY2011 first quarter (April 1, 2010 through June 30, 2010)	Increase (Decrease)
	Japan	407,043	499,836	92,793
	North America	387,078	525,678	138,600
Automotive	Europe	212,537	186,990	(25,547)
	Asia	194,579	285,824	91,245
	Other	199,679	321,667	121,988
	Total	1,400,916	1,819,995	419,079
Other	Housing	774	866	92
Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets
(Amount:  million yen)
	FY2011 first quarter (As of June 30, 2010)	FY2010 (As of March 31, 2010)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,396,439	1,865,746	530,693
Time deposits	414,754	392,724	22,030
Marketable securities	1,280,854	1,793,165	(512,311)
Trade accounts and notes receivable, less allowance for doubtful accounts	1,549,333	1,886,273	(336,940)
Finance receivables, net	4,107,848	4,209,496	(101,648)
Other receivables	305,642	360,379	(54,737)
Inventories	1,412,370	1,422,373	(10,003)
Deferred income taxes	592,879	632,164	(39,285)
Prepaid expenses and other current assets	741,110	511,284	229,826
Total current assets	12,801,229	13,073,604	(272,375)
Noncurrent finance receivables, net	5,441,768	5,630,680	(188,912)
Investments and other assets:
Marketable securities and other securities investments	2,563,312	2,256,279	307,033
Affiliated companies	1,757,174	1,879,320	(122,146)
Employees receivables	66,821	67,506	(685)
Other	707,360	730,997	(23,637)
Total investments and other assets	5,094,667	4,934,102	160,565
Property, plant and equipment:
Land	1,252,600	1,261,349	(8,749)
Buildings	3,640,498	3,693,972	(53,474)
Machinery and equipment	9,025,414	9,298,967	(273,553)
Vehicles and equipment on operating leases	2,519,174	2,613,248	(94,074)
Construction in progress	220,968	226,212	(5,244)
Total property, plant and equipment, at cost	16,658,654	17,093,748	(435,094)
Less – Accumulated depreciation	(10,214,783)	(10,382,847)	168,064
Total property, plant and equipment, net	6,443,871	6,710,901	(267,030)
Total assets	29,781,535	30,349,287	(567,752)

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Amount: million yen)
	FY2011 first quarter (As of June 30, 2010)	FY2010 (As of March 31, 2010)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,126,897	3,279,673	(152,776)
Current portion of long-term debt	2,271,803	2,218,324	53,479
Accounts payable	1,764,163	1,956,505	(192,342)
Other payables	634,870	572,450	62,420
Accrued expenses	1,747,505	1,735,930	11,575
Income taxes payable	141,051	153,387	(12,336)
Other current liabilities	760,204	769,945	(9,741)
Total current liabilities	10,446,493	10,686,214	(239,721)
Long-term liabilities:
Long-term debt	6,927,932	7,015,409	(87,477)
Accrued pension and severance costs	653,135	678,677	(25,542)
Deferred income taxes	768,701	813,221	(44,520)
Other long-term liabilities	240,965	225,323	15,642
Total long-term liabilities	8,590,733	8,732,630	(141,897)
Total liabilities	19,037,226	19,418,844	(381,618)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value,	397,050	397,050	—
authorized: 10,000,000,000 shares as of June 30, 2010 and March 31, 2010 issued: 3,447,997,492 shares as of June 30, 2010 and March 31, 2010
Additional paid-in capital	501,371	501,331	40
Retained earnings	11,680,668	11,568,602	112,066
Accumulated other comprehensive income (loss)	(1,132,639)	(846,835)	(285,804)
Treasury stock, at cost,	(1,260,441)	(1,260,425)	(16)
312,006,902 shares as of June 30, 2010 and 312,002,149 shares as of March 31, 2010
Total Toyota Motor Corporation shareholders’ equity	10,186,009	10,359,723	(173,714)
Noncontrolling interest	558,300	570,720	(12,420)
Total shareholders’ equity	10,744,309	10,930,443	(186,134)
Commitments and contingencies
Total liabilities and shareholders’ equity	29,781,535	30,349,287	(567,752)

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income

(First quarter for the three months ended June 30)
(Amount: million yen)
	FY2010 first quarter (Three months ended June 30, 2009)	FY2011 first quarter (Three months ended June 30, 2010)	Increase (Decrease)
Net revenues:
Sales of products	3,521,081	4,567,522	1,046,441
Financing operations	314,996	304,303	(10,693)
Total net revenues	3,836,077	4,871,825	1,035,748
Costs and expenses:
Cost of products sold	3,368,860	3,972,408	603,548
Cost of financing operations	183,955	169,672	(14,283)
Selling, general and administrative	478,125	518,082	39,957
Total costs and expenses	4,030,940	4,660,162	629,222
Operating income (loss)	(194,863)	211,663	406,526
Other income (expense):
Interest and dividend income	22,775	28,453	5,678
Interest expense	(8,800)	(7,128)	1,672
Foreign exchange gain, net	27,999	7,132	(20,867)
Other income, net	14,381	22,884	8,503
Total other income (expense)	56,355	51,341	(5,014)
Quarterly income (loss) before income taxes and equity in earnings of affiliated companies	(138,508)	263,004	401,512
Provision for income taxes	(47,797)	122,448	170,245
Equity in earnings of affiliated companies	3,546	70,026	66,480
Quarterly net income (loss)	(87,165)	210,582	297,747
Less: Quarterly net (income) loss attributable to the noncontrolling interest	9,343	(20,116)	(29,459)
Quarterly net income (loss) attributable to Toyota Motor Corporation	(77,822)	190,466	268,288

(Amount: yen)
Quarterly net income (loss) attributable to Toyota Motor Corporation per share
Basic	(24.82)	60.74	85.56
Diluted	(24.82)	60.74	85.56

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Quarterly Consolidated Statements of Cash Flows

(Amount: million yen)
	FY2010 first quarter (Three months ended June 30, 2009)	FY2011 first quarter (Three months ended June 30, 2010)
Cash flows from operating activities:
Quarterly net income (loss)	(87,165)	210,582
Adjustments to reconcile quarterly net income (loss) to net cash provided by operating activities
Depreciation	334,712	293,053
Provision for doubtful accounts and credit losses	38,282	(19,980)
Pension and severance costs, less payments	3,087	17,185
Losses on disposal of fixed assets	8,093	5,733
Unrealized losses on available-for-sale securities, net	395	26
Deferred income taxes	(22,361)	37,806
Equity in earnings of affiliated companies	(3,546)	(70,026)
Changes in operating assets and liabilities, and other	287,457	292,707
Net cash provided by operating activities	558,954	767,086
Cash flows from investing activities:
Additions to finance receivables	(1,832,060)	(2,233,327)
Collection of and proceeds from sales of finance receivables	1,850,764	2,062,297
Additions to fixed assets excluding equipment leased to others	(217,840)	(144,888)
Additions to equipment leased to others	(170,722)	(307,940)
Proceeds from sales of fixed assets excluding equipment leased to others	14,650	11,178
Proceeds from sales of equipment leased to others	136,848	158,897
Purchases of marketable securities and security investments	(40,710)	(427,796)
Proceeds from sales of and maturity of marketable securities and security investments	121,477	570,847
Changes in investments and other assets, and other	(96,688)	(165,371)
Net cash used in investing activities	(234,281)	(476,103)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	895,918	1,000,177
Payments of long-term debt	(776,854)	(611,476)
Increase (decrease) in short-term borrowings	(105,633)	22,491
Dividends paid	(109,756)	(78,400)
Purchase of common stock, and other	230	(12,364)
Net cash provided by (used in) financing activities	(96,095)	320,428
Effect of exchange rate changes on cash and cash equivalents	16,516	(80,718)
Net increase in cash and cash equivalents	245,094	530,693
Cash and cash equivalents at beginning of period	2,444,280	1,865,746
Cash and cash equivalents at end of period	2,689,374	2,396,439

Note:
In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5) Segment Information

(i) Segment operating results

FY2010 first quarter (Three months ended June 30, 2009)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	3,410,071	314,996	111,010	—	3,836,077
(2) Inter-segment sales and transfers	2,896	5,153	93,139	(101,188)	—
Total	3,412,967	320,149	204,149	(101,188)	3,836,077
Operating expenses	3,652,104	270,532	208,695	(100,391)	4,030,940
Operating income (loss)	(239,137)	49,617	(4,546)	(797)	(194,863)

FY2011 first quarter (Three months ended June 30, 2010)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	4,465,173	304,303	102,349	—	4,871,825
(2) Inter-segment sales and transfers	2,629	3,362	110,526	(116,517)	—
Total	4,467,802	307,665	212,875	(116,517)	4,871,825
Operating expenses	4,371,103	192,555	208,869	(112,365)	4,660,162
Operating income	96,699	115,110	4,006	(4,152)	211,663

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii)	Geographic information

FY2010 first quarter (Three months ended June 30, 2009)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	1,398,778	1,155,390	500,055	457,940	323,914	—	3,836,077
(2) Inter-segment sales and transfers	783,029	19,840	15,018	36,169	19,392	(873,448)	—
Total	2,181,807	1,175,230	515,073	494,109	343,306	(873,448)	3,836,077
Operating expenses	2,393,809	1,178,867	535,460	467,207	325,923	(870,326)	4,030,940
Operating income (loss)	(212,002)	(3,637)	(20,387)	26,902	17,383	(3,122)	(194,863)

FY2011 first quarter (Three months ended June 30, 2010)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
(1) Sales to external customers	1,782,892	1,459,007	444,450	775,681	409,795	—	4,871,825
(2) Inter-segment sales and transfers	1,023,710	24,630	15,361	59,159	43,936	(1,166,796)	—
Total	2,806,602	1,483,637	459,811	834,840	453,731	(1,166,796)	4,871,825
Operating expenses	2,834,101	1,373,935	466,648	744,615	412,651	(1,171,788)	4,660,162
Operating income (loss)	(27,499)	109,702	(6,837)	90,225	41,080	4,992	211,663
Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION  FY2011 First Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Significant Changes in Shareholders’ Equity

None